May 18, 2005

Stephen G. Shank
Chairman and Chief Executive Officer
Capella Education Company
225 South 6th Street, 9th Floor
Minneapolis, MN 55402

  Re: Capella Education Company
    Registration Statement on Form S-1 Filed April 18, 2005
    Registration No. 333-124119

Dear Mr. Shank:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  General

1. Confirm that you will not circulate a preliminary prospectus until such time as you include an estimated price range and fill in blanks throughout the filing. We may have further comments when your filing includes complete disclosure.

2. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

3. Supplementally, please tell us what consideration you gave to the potential integration of the issuances of common stock to preferred stock holders that will take place immediately prior to the completion of the offering.

<u>Prospectus Summary</u>

4. Please provide us with supplemental support for your statement on page 1 that you are one of the largest exclusively online universities in the United States in terms of enrollment. In addition, please provide us supplementally with revenue numbers that support the increases noted on page 1.

5. Please note that you are responsible for the adequacy and accuracy of all information contained in your prospectus. Language such as that contained in the penultimate sentence in the first paragraph of this section that in any way disclaims responsibility for information or data you choose to use in your prospectus should be deleted. In addition, supplementally provide supporting material for any data used in the "Industry" section of the summary and elsewhere in your document, marking the relevant sections for our review. Note also that if such information was prepared for the company in connection with the proposed offering (such as that information obtained from Eduventures), you must file a consent from the provider for the use of its name and the information attributed to it.

6. In light of your extensive disclosure regarding your competitive strengths and your business strategy going forward, please revise to provide more balanced disclosure. For example, if you choose to retain the "Competitive Strengths" and "Our Operating Strategy" sections in your summary you should expand to discuss the most material risks pertaining to your offering as well.

Industry

7. Please briefly explain what Title IV is and how it affects your business.

Operating Strategies

8. Clarify what constitutes "strategic relationships" as referenced in the last paragraph in this section.

<u>Risk Factors</u>

9. The risk factor related to potential litigation arising from price volatility on page 19, the risks factors related to public company expenses and administrative workload on page 21, and risks related to internal control evaluations on page 21 appear to be generic to all public companies. Please revise to tailor these risks to your company or the industry in which you operate.

10. Add a risk factor describing the continued certification procedures required by the Department of Education every six years as described on page 66. Disclose when your recertification term is next due. Disclose also that you may be subject to review prior to the six year term in the event that you expand your activities in certain ways as mentioned on page 66 and that the Department of Education may withdraw its certification without advance notice if it determines that you are not fulfilling material requirements.

11. Add a risk factor briefly describing the board representation agreement mentioned on page 71. Specifically, please discuss the impact of the termination of the director designation rights on your business. You should also discuss the impact, if any, the board membership change will have on your federal and state regulatory requirements.

12. Please add a risk factor describing the material impact of the board observation rights on the management of your business. We note, for example, on page 73 that Forstmann Little & Co. Equity Partnership has a right to consult with and advise management on significant business issues that will continue to exist after the offering and that Forstmann Little holds nearly 10% of your stock. Please discuss the fact that the interests of Forstmann Little may not be the same as the interests of purchasers in this offering.

If we cease to participate in the Department of Education…page 7

13. Revise the heading of this risk factor to more accurately describe the underlying risk that your waiver from the 50% Rule, requiring institutions to provide no more than 49% of their courses via correspondence or online in order to qualify for government loan programs under Title IV, may be terminated at any time, for cause, by the Department of Education. You should also clarify in the heading that the waiver is subject to automatic expiration in June of 2006. Given your dependence on these loans to students for revenue, the implication in the heading that *you* would choose to *cease to participate* in the program appears unlikely.

If Capella University does not maintain its authorization in Minnesota…page 9

14. Briefly describe the circumstances under which Capella could lose its state authorization.

Our failure to comply with regulations of various states…page 11

15. An investor may have difficulty evaluating the impact of this risk without knowing the location of your major markets. Please revise to make this risk factor more meaningful, for example, by identifying the states that hold significant numbers of your enrollees. This will allow investors to fully understand how the loss of licensure of states that hold the bulk of your business will impact your operations. Disclose also what constitutes a "presence" in any particular state for purposes of requiring licensure in that state as mentioned in the second paragraph.

The inability of our graduates to obtain licensure in their chosen professional fields…page 11

16. Disclose whether you were, and still are, formally licensed in the states that eventually refused to license students under certain of your programs. Your current discussion focuses on the risk

that, in the future, certain states may not license certain of your learners after completing a program with Capella. In light of the fact that this has occurred in the past, please discuss the impact on your activities from failing to meet the specific licensure requirements and identify the specific requirements that you failed to meet.

If regulators do not approve or delay their approval of transactions…page 11

17. Given the imminence of the securities offering and the impact on your business if the offering is considered a change in control that is *not* approved by your regulators, you should consider relocating this risk factor to follow the first risk factor on page 7. Also, revise the third to the last sentence in this risk factor to state that failure to gain approval from the respective agencies on any transaction that constitutes a change in control could result in a *loss* of your eligibility to participate in the Title IV programs rather than to simply *impair* your ability to participate in those programs as disclosed on page 67. Finally, supplementally advise us as to whether you expect to receive approval from your regulators indicating that the offering would not be considered a change in control and whether you intend to proceed with the proposed offering even if you do not receive such approvals in a timely manner.

Government and regulatory agencies and third parties may conduct compliance reviews…page 12

18. Disclose the extent to which you have been subject to any claims based on failure to meet compliance review standards in the past.

We may lose eligibility to participate in Title IV programs…page 12

19. Supplementally tell us when the 2003 federal fiscal year numbers for default rates will be available.

Risk Related to Our Business

At present we derive a significant portion of our revenues and all our operating profit…page 13

20. Quantify the revenue derived from your doctoral programs in 2004.

We may not be able to retain our key personnel…page 15

21. Identify the key personnel upon whom you rely other than Mr. Shank.

Failure on our part to maintain and expand…page 16

22. Briefly describe the requirements for maintaining your relationships with the
U.S. Armed Forces. Clarify also whether the "relationships" were established in the form a formal terminable contract. Disclose any related termination provisions. Finally, please quantify the discounts provided under these agreements and discuss the effect they have had on your results of operations.

A change in U.S. GAAP accounting standards…page 16

23. Expand to quantify the amount of stock based compensation granted to date that will likely be impacted by the change in accounting standards. For example, what percentage of compensation granted in prior years represents share-based compensation?

Risks Related to the Offering

Future sales of our common stock…page 20

24. We note your disclosure on page 96 relating to the registration of shares on Form S-8. Please expand to discuss your intention to file to Form S-8 registration statements to register shares held under the stock option plans shortly after the effective date of this registration statement and the potential impact on your share price. Please also quantify the number of shares you will be registering in the S-8s.

Our executive officers, directors and principal existing stockholders … page 20

25. Please quantify the portion of your common stock that will be held by officers and directors of the company following the offering. In addition, please identify the "principal existing shareholders" and briefly explain their affiliation to the company, if any, in addition to their shareholdings.

Use of Proceeds

26. Please revise this section to provide greater specificity regarding your anticipated uses of proceeds from the offering. For example, in what ways do you intend to expand your marketing and recruiting efforts and what types of acquisitions do you see as being complementary to your operations?

Dilution, page 27

27. Tell us how you considered Item 506 of Regulation S-K as it relates to reporting the net tangible book value per share before the offering as derived from your historical financial statements.

Selected Consolidated Financial Data, page 29

28. Reference is made to your discussion of EBITDA. How will this measure enhance investors understanding of your operating performance and how does management use this measure to evaluate the performance of your business? Advise us and consider expanding your disclosures as appropriate.

Management Discussion and Analysis

Factors affecting comparability

29. Please disclose, if true, that the income tax benefit you received in 2004 was a non-recurring event and that future years will likely result in income tax expenses, not benefits. This comment also applies to your discussion in "Results of Operations."

Quarterly Results and Seasonality

30. We refer to your table on page 41 that shows that operating income and net income for the third and fourth quarters of 2003 were substantially lower than in previous quarters despite increases in revenues during the same quarters. Your discussion of the factors that contributed to these results do not adequately describe why there was such a disparity during these two quarters. For example, the impairment charges and alternative minimum tax payments do not appear to account for the differences. Please revise or advise.

Liquidity and Capital Resources—Beginning on page 42

31. Please provide a discussion of liquidity on a long-term (greater than 12 month) basis.

Business—Beginning on Page 46

32. Please include a discussion of what steps, if any, you have taken in response to the fact that certain of your graduates have been unable to receive state licensure in their chosen professional fields.

Strategic Relationships…page 54

33. Expand to disclose whether these arrangements are derived from written contracts with expiration dates other than the termination notice requirements disclosed.

34. Please disclose the total percentage of students who receive discounts based on the strategic relationships mentioned in this section.

Legal Proceedings—page 57

35. Supplementally tell us how you determined that any legal proceedings you are currently involved in are not expected to have a material adverse effect on your business given the risk that such proceedings may have on your reputation as described in the related risk factor on page 11.

Management

Board of Directors—Beginning on page 71

36. Discuss the procedure for filling the board membership positions after the offering. In this regard please clarify whether each of the named directors will remain as directors of the company following the offering despite the fact that the Board Representation Agreement will terminate prior to the close of the offering.

Board Representation Agreement, page 71

37. Supplementally, please advise us as to whether you anticipate the holders of the Series G preferred Stock to designate a director prior to the completion of this offering.

Class F Preferred Stock Purchase Agreement—Page 72

38. Please expand the last sentence in the first paragraph to define the types of significant issues upon which Forstmann Little may provide advice. In addition, please clarify what obligations, if any, management would have with respect to any advice provided by Forstmann Little. Finally, please clarify whether Forstmann Little would be compensated in any way for its consultations and advice.

39. Please provide us with a supplemental response indicating how the existence of a "board observation right" by somebody who is neither an officer or director of the company will comply with Regulation FD.

Investor Rights Agreement—Page 73

40. Supplementally tell us the business purpose for the inspection rights agreements and the effects these rights will have on your operations.

Committees of our Board of Directors—Page 73

41. Tell us how you determined that Mr. Holmes is considered an "independent" audit committee, compensation committee, and executive committee member given that he was designated by Forstmann Little & Co. Equity Partnership. In that regard, we note that Forstmann Little holds rights to consult and advise management on significant issues as disclosed on page 72.

42. Supplementally, please advise us as to how you intend to comply with the requirement that all members of the Audit Committee be independent within one year of being a public company.

43. Please clarify whether Mr. Shank has indicated that he will resign prior to the completion of the offering or tell us why you "anticipate" that he will resign as a member of the Governance Committee.

Executive Compensation—Page 75

Employment-Related Agreements, page 77

44. Please disclose which executives or class of executives are eligible to participate in the Executive Severance Plan.

45. Please clarify whether any awards given to your named executives under the Capella Education Company Annual Incentive Plan for Management Employees are in addition to the incentive compensation target award amount included as part of their employment agreements.

Certain Relationships and Related Transactions—Beginning on Page 81

46. Please revise your discussions relating to the Board Representation Agreement, the Investor Rights Agreement, and the Registration Rights Agreement to describe specifically how the respective agreements and relationships with the individuals identified pose conflicts of interest or constitute related business relationships pursuant to Item 404 rather than to provide cross references.

47. Please disclose the consideration received by Mr. Shank in exchange for the shares of Class G Preferred Stock sold to the TCV entities and the Maveron entities.

Principal and Selling Shareholders

48. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please supplementally confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

49. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

Description of Capital Stock—page 90

50. We note your disclosure that there are currently 11,281,446 shares of common stock issued and outstanding. This figure is not consistent with your disclosure on page 84 that indicates that there are 9,180,644 shares of common stock issued and outstanding. Please reconcile these figures.

Registration and Other Rights—page 91

51. Please discuss the obligation to offer shares at a discount held by the entities that have registration rights. To the extent the agreements discuss how the discount will be determined, please disclose this and discuss the potential effect this may have on the market price of your common stock.

52. In light of the fact that June 30, 2005 will occur prior to your registration statement being effective for six months, please disclose whether Pearson will retain any registration rights. Your current disclosure indicates that the registration rights terminate June 30, 2005.

53. Please disclose when the investor rights agreement with "certain holders" of Class E and Class G preferred stock terminates. In other words, please disclose when the shares are eligible to be sold under Rule 144. In addition, please disclose the number of shares subject to this agreement as well as a discussion of whether any of the holders are affiliates.

Underwriting—Page 99

54. When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program. In addition, please disclose whether such shares are subject to lock-up provisions.

55. We note your discussion regarding the marketing of this offering online on page 101. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division's Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.

56. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Financial Statements

Consolidated Balance Sheets, page F-3

57. What consideration was given to including a column along side the historical balance sheet to give effect to the conversion of your equity securities upon the closing of your offering?

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

58. Supplementally explain to us how you consider scholarships, tuition discounts and refunds in your revenue recognition accounting policy and consider expanding your disclosures as appropriate.

Cash and Cash Equivalents

59. Tell us how you consider Rule 5-02 (1) of Regulation S-X as it relates to describing the provisions of your restricted cash.

Short-Term Investments, page F-7

60. We noted that your available for sale investments consist primarily of auction rate securities that contain interest rate reset dates at regular intervals and because of this feature the investments are carried at cost, which approximates fair value. What are the actual contractual maturities of your auction rate securities and to the extent they are greater than one year, what is your basis for classifying these amounts as current assets? Is it your policy to actually liquidate the investments within three months or do you just have the ability to do so? Lastly, how have you complied with the disclosure requirements of SFAS 115?

Note 9 – Redeemable Preferred Stock

61. We note that your redeemable preferred stock is recorded at fair value rather than redemption value. Why do you believe that redemption is not probable? Reference is made to EITF Topic D-98.

Note 10 – Stock Option Plan, page F-17

62. For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, supplementally provide the following information. To the extent certain information is not already included in your financial statements, consider expanding your disclosures accordingly:
   - For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
   - Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
   - Indicate whether or not the valuation was performed by an unrelated third party.

In addition, tell us and consider disclosing in your MD&A the aggregate intrinsic value of all outstanding options based on the estimated IPO price.

63. Further to our previous comment, if the valuation of your common stock's fair value was not performed contemporaneously by an unrelated valuation specialist, expand your MD&A disclosures to also incorporate the following:

- Discussion of the significant factors, assumptions and methodologies used in determining the fair values assigned;
- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Exhibits

64. Please file a copy of your legal opinion with your next amendment or provide us with a draft opinion so that we have an opportunity to review it.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden at 202-551-3472 or Cicely Luckey, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: David B. Miller, Esq. (*via facsimile)*